Exhibit 17.1

William Tay
2000 Hamilton Street, #943
Philadelphia, PA 19130
Tel/Fax: 215-405-8018
Email: william.tay@hotmail.com

RESIGNATION  LETTER

November  11, 2013

To: Melanthios Acquisition Corp., a Delaware corporation (the "Company") Re: Resignation as Officer and Director

Dear Sirs,

I hereby resign as a Director and as President, Secretary and Treasurer of Melanthios Acquisition Corp., a Delaware corporation (the "Company").

I hereby waive and renounce any claim against the Company, including any claim for accrued but unpaid wages, severance, compensation or benefits.

My resignation does not in any way imply or infer any dispute or disagreement relating to the Company's operations, policies or practices.

I wish the Company much success in its future endeavors.

Sincerely,